UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2018
Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 1 is a press release of Nordic American Tankers Limited (the "Company") dated May 16, 2018, announcing the Company's dividend and earnings report for the first quarter of 2018.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: June 6, 2018	By:	/s/ Herbjørn Hansson
Herbjørn Hansson
Chairman, President, and Chief Executive Officer

Exhibit 1

Nordic American Tankers (NYSE:NAT) — The 1st Quarter 2018 report — Dividend is a priority — Solid prospects
Hamilton, Bermuda, May16, 2018
NAT is focusing on keeping costs at the lowest possible level. This is a reflection of the fact that we work on matters that we can do something about. Our main priorities are concentrated on shareholders, customers and the company itself, specializing in suezmax tankers (33 vessels) based on its long standing strategy. This strategy of NAT cannot at all be compared with other tanker companies listed in the US. NAT has good ships, good people and a solid reputation. NAT has more than 100,000 shareholders, above all in the US.
Highlights:
•
The time charter equivalent for our vessels during 1Q2018 was $11,200 per day per ship. Going forward, prospects are good for NAT. The world economy is enjoying its strongest upswing since 2010. What is good for the world economy, is positive for NAT. Political events, on the world scene, may be good.

•
NAT is well positioned when the tanker market improves. The historic average market rate for the last 25 years was about $30,000 per day per suezmax vessel. Such earnings would give a free cashflow from NAT's operations of about $160 million per year, which would pay back today's market capitalization of NAT in less than 2 years. In contrast, a Suezmax vessel may trade for 25 years.

•
We continue our unbroken practice of paying dividends. Tanker markets are volatile but our strategy remains steadfast. On April 27, 2018, we announced the 83rd consecutive quarterly dividend distribution. This time of 1cent per share. The reduced dividend is simply a reflection of the weak tanker market during 1Q2018, which is not satisfactory.

•	Our objective is to return to the dividend level which on average was in excess of $2 per share per year over the period 1997-2018.
•
As announced in a press release of May 3, 2018, we are circulating two vessels for sale. This fleet adjustment must be seen in light of our three new vessels for delivery early July, end of August and end of October this year. A tanker is normally written down for accounting purposes over 25 years.

•
The non-cash accounting numbers for NAT are a Net Loss for 1Q2018 (after depreciation, G&A and finance charges) of -$18.7m against a Net Loss from 4Q2017 of -$151.4m. NAT Net Loss in 4Q2017 was impacted by non-cash impairment charges. A better reflection of the performance for the quarter, the Adjusted Net Operating Earnings* (cash), came in at $4.4m for 1Q2018, down from $11.2m in 4Q2017.

•	Our net debt** at the end of 1Q2018 stood at about $266 million equal to about $8.9 million per vessel, which is lower than the scrap value of a Suezmax vessel today.
•	Later in this report, we have included financial information, commented upon above, for 1Q2018 and for other periods.

*
Adjusted Net Operating Earnings (Loss) represents Net Operating Earnings or Loss before depreciation, impairment and non-cash administrative charges. Please see later in this announcement for a reconciliation of Net Operating Earnings (Loss) to Adjusted Net Operating Earnings (Loss)

**	Net Debt is working capital, less long-term debt, adjusted for deposits paid for the three newbuilds, divided by 30 vessels

Our Fleet
Our fleet consists of 33 (including 3 newbuilds) well maintained Suezmax tankers with an aggregate cargo capacity of 33 million barrels of crude oil, illustrating the size of NAT.
The average age of our fleet is about 13.5 years; 10 units (including our 3 newbuilds) were built from 2010 onwards, 13 units were built between 2000 and 2009 and the remaining 10 were built in the late 1990s. This is a balanced portfolio.
As announced in press release of May 3, 2018, we are circulating two vessels for sale. This fleet adjustment must be seen in light of our three new vessels for delivery early July, end of August and end of October this year.
The outcome of the inspections of our ships by oil companies ("vetting") reflects the good quality of our fleet.
NAT has the largest fleet of Suezmax tankers in the world. In a capital intensive industry like ours, timing and financing are the key issues to achieve a sound cost structure.
Financing
Our net debt at 1Q2018 stood at a conservative $8.9 million per vessel which is among the lowest in the industry.
Our existing Revolving Credit Facility (RCF) dates back to 2004, when we only had 4 vessels in our fleet. This facility has become "outdated" and is getting restrictive on our business. The objective is to retire the existing RCF and replace it with a new financing.
We plan that the recapitalization program shall be finalized by the end of 2Q2018.
This recapitalization, when completed, should improve our financial flexibility going forward.
At the time of this report we are in compliance with all financial covenants.
Dividend
For 1Q2018 a cash dividend of $0.01 per share has been declared. Payment of the dividend is expected to be on or about June 12, 2018, to shareholders of record on May 24, 2018.
In an improved tanker market, higher dividends can be expected.
Nordic American Offshore Ltd. (NYSE: NAO)
NAT owns 16.1% of Nordic American Offshore Ltd. and the NAT Chairman & CEO and his immediate family own 13.4% of NAO.
World Economy and the Tanker Market
The world economy is enjoying its strongest upswing since 2010. What is good for the world economy is by nature positive for NAT. Recent upbeat macroeconomic data released by the International Monetary Fund in Washington, are giving further positive signals for the world economy and consequently the NAT business. In addition to the role of major oil companies, large oil traders have become important for the tanker industry.
The world Suezmax fleet (excl. shuttle & product tankers) counts 495 vessels at the end of 1Q2018, following an increase of 2 vessels in the quarter. The total delivery during 2017 was 50 units. 2017 represented a peak year for deliveries. For 2018 we expect 25 vessels, and in 2019 we see 17 vessels for delivery.
The supply of tanker tonnage is inelastic in the short-term. When there are too many ships in an area, rates tend to go down. When there is scarcity of ships, rates tend to go up. Short-term spot tanker rates may be expected to be volatile.

Corporate Governance/Conflict of Interests
It is vital to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties. Interests must be aligned. From time to time in the shipping industry, we see that questionable transactions take place which are not in harmony with sound corporate governance principles, both as to transparency and related party aspects. We have zero tolerance for corruption.
Strategy going forward
The NAT strategy is built on expanding and maintaining a homogenous and top quality fleet, leveraging on our industry network and close customer relationships. Employment of our ships with big oil is a priority.
A strong balance sheet, combined with a homogenous fleet and economies of scale are giving a low cash break-even level.
Our dividend policy should continue to enable us to achieve a competitive cash yield.
Our fleet of 33 more or less identical vessels is a special feature of NAT that is particularly valuable to our customers.
NAT is firmly committed to protecting its underlying earnings and dividend potential. We shall safeguard and further strengthen our position in a deliberate, predictable and transparent way.
* * * *

NORDIC AMERICAN TANKERS LIMITED
CONSOLIDATED CONDENSED STATEMENTS OF OPERATION	Three Months Ended			Twelve Months Ended
	Mar. 31, 2018	Dec. 31, 2017	Mar. 31, 2017	Dec. 31, 2017
Amounts in USD'000	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Voyage Revenue	29,616	36,718	55,197	154,676
Vessel Operating Expenses	(22,025)	(22,324)	(22,105)	(87,663)
General and Administrative Expenses	(3,666)*	(4,020)*	(3,218)*	(12,575)**
Depreciation Expenses	(14,117)	(24,497)	(24,770)	(100,669)
Impairment Loss on Vessel	0	(110,480)	0	(110,480)
Impairment Loss on Goodwill	0	(18,979)	0	(18,979)
Operating Expenses	(39,808)	(180,300)	(50,093)	(330,366)
Net Operating Earnings (Loss)	(10,192)	(143,582)	5,104	(175,690)
Interest Income	124	82	106	347
Interest Expense	(7,111)	(6,443)	(3,537)	(20,464)
Other Financial Income (Expenses)	(326)	(437)	(159)	(727)
Equity Loss in Associate	(1,215)	(985)	(4,947)	(8,435)
Total Other Expenses	(8,528)	(7,783)	(8,537)	(29,279)
Net Gain (Loss)	(18,720)	(151,365)	(3,433)	(204,969)
Basic Earnings per Share	(0.13)	(1.38)	(0.03)	(1.97)
Basic Weighted Average Number of Common Shares Outstanding	141,969,666	109,360,970	101,969,666	103,832,680
Common Shares Outstanding	141,969,666	141,969,666	101,969,666	141,969,666

*)
The G&A for the three months ended March 31, 2018, December 31, 2017 and March 31, 2017 include non-cash charges of $0.5m, $0.8m and $0.7m, respectively, which are charges related to share based compensation and pension cost.

**)	The G&A for the twelve months ended December 31, 2017 include non-cash charges of $1.8m, which are charges related to share based compensation and pension cost.

CONSOLIDATED CONDENSED BALANCE SHEET Amounts in USD '000	Mar. 31, 2018 (unaudited)	Dec. 31, 2017 (unaudited)
Cash and Cash Equivalents	36,741	58,359
Accounts Receivable, net	24,824	22,474
Prepaid Expenses	3,974	3,376
Inventory	24,630	23,086
Voyages in Progress	12,624	15,308
Other Current Assets	4,255	4,384
Total Current Assets	107,048	126,987
Vessels, net	923,220	935,813
Deposit for Vessels	50,130	50,130
Goodwill	0	0
Investment in Nordic American Offshore Ltd.	10,749	12,164
Other Non-current Assets	15,803	15,969
Total Non-current Assets	999,902	1,014,076
Total Assets	1, 106,950	1,141,063
Accounts Payable	5,030	3,218
Accrued Voyage Expenses	7,096	10,873
Other Current Liabilities	9,429	11,239
Total Current Liabilities	21,555	25,330
Long-term Debt	384,945	388,855
Deferred Compensation Liability	16,332	15,814
Total Non-current Liabilities	401,277	404,669
Shareholders' Equity	684,118	711,064
Total Liabilities and Shareholders' Equity	1,106,950	1,141,063

NORDIC AMERICAN TANKERS LIMITED
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES	Three Months Ended			Twelve Months Ended
Amounts in USD '000	Mar. 31, 2018 (unaudited)	Dec. 31, 2017 (unaudited)	Mar. 31, 2017 (unaudited)	Dec. 31, 2017 (unaudited)
Voyage Revenue	66,595	72,583	94,537	297,141
Voyage Expense	(36,979)	(35,866)	(39,340)	(142,465)
Net Voyage Revenue	29,616	36,717	55,197	154,676

	Three Months Ended			Twelve Months Ended
	Mar. 31, 2018 (unaudited)	Dec. 31, 2017 (unaudited)	Mar. 31, 2017 (unaudited)	Dec. 31, 2017 (unaudited)
Net Operating Income	(10,192)	(143,582)	5,104	(175,690)
Depreciation and Impairment Expense	14,117	153,956	24,770	230,128
Share Based Compensation and Pension Cost	464	852	651	1,821
Adjusted Net Operating Earnings(2)	4,389	11,226	30,525	56,259

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)
Adjusted Net Operating Earnings represents Net Operating Earnings (Loss) before depreciation, impairment and non-cash administrative charges. Adjusted Net Operating Earnings is included because certain investors use this data to measure a shipping company's financial performance. Adjusted Net Operating Earnings is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States. The line item was previously referred to as "Operating Cash Flow"

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW	Three Months ended	Twelve Months ended
	Mar. 31, 2018	Dec. 31, 2017
Amounts in USD '000	(unaudited)	(unaudited)

Net Cash Provided by (Used in) Operating Activities	(11,728)	31,741
Investment in Vessels	(1,417)	(37,567)
Investment in Nordic American Offshore Ltd	(60)	(10,000)
Return of Investments	200	1,041
Net Cash Provided by (Used in) Investing Activities	(1,277)	(46,526)

Net Proceeds from Issuance of Common Stock	(16)	103,748
Proceeds from Use (Repayment) of Credit Facility	(4,258)	(55,359)
Transaction Costs Borrowing Facilities	0	(13,125)
Cash Dividends Paid to Shareholders	(4,258)	(54,226)
Net Cash Provided by (Used in) Financing Activities	(8,533)	(18,962)

Cash and Cash Equivalents at Beginning of Period	58,359	82,170
Net Increase (Decrease) in Cash and Cash Equivalents	(21,538)	(33,747)
Effect of Exchange Rate Changes on Cash	(80)	(64)
Release of Restricted Cash	0	10,000
Cash and Cash Equivalents at End of Period	36,741	58,359

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should,"  "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.
Contacts:

Gary J. Wolfe
Seward & Kissel LLP
 New York, USA
Tel: +1 212 574 1223

Bjørn Giæver, CFO
Nordic American Tankers Limited
Tel: +1 888 755 8391 or +47 91 35 00 91

Herbøjrn Hansson, Chairman & CEO
Nordic American Tankers Limited
Tel: +1 866 805 9504 or +47 90 14 62 91

Web-site: www.nat.bm